Appendix A

Fund	Operating Expense Limit	Effective Date	Initial Term End Date	Renewal Term End Date
Arrow DWA Tactical ETF	1.40%	September 25, 2014	November 30, 2015	November 30, 2021

Arrow Reserve Capital Management ETF	0.50%	March 21, 2017	November 30, 2018	May 31, 2021

Arrow DWA Country Rotation ETF	0.95%	December 15, 2017	December 31, 2018	December 31, 2021